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WASHINGTON, D.C.

August 6, 2003



By Hand Delivery

Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Banca Carige S.p.A.
Information Pursuant to Rule 12g-3-2(b)
File No. 82 - 4758


03029197

Dear Sir or Madam,

On behalf of Banca Carige S.p.A. ("Banca Carige" or the "Company"), and pursuant to the exemption available under Rule 12g-3-2(b)(iii) of the Securities Exchange Act of 1934, as amended (the "Act"), please find enclosed a press release dated July 28, 2003 announcing the first half results for 2003.

These should be added to title 5 of the Company's file 82-4758, originally submitted on February 11, 1998 (time stamped on February 12, 1998).

Please acknowledge receipt of this letter and its enclosures by time-stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Please do not hesitate to contact the undersigned (collect) in Paris at (011-33-1-53-89-70-00) should you have any questions.

Very truly yours,

John Felitti

cc: Dott. Nicola Ferrante, Banca Carige S.p.A.

8/12

THE NET HALF-YEAR PROFIT OF THE BANCA CARIGE INCREASED BY 15% AND IS CLOSE TO 63 MILLION EUROS

Genoa, 28 July 2003 – The Board of Directors of Banca Carige SpA, chaired by Mr Giovanni Berneschi, reviewed the Bank's initial data on 30/6/2003 as depicted by the Managing Director, Mr Alfredo Sanguinetto: compared to the first half of last year, the **net profit** grew by approximately 15% and is close to 63 million, the **financial activities** of the clients grew to 22.3 billion (+9.6%) and **loans** to the clients amount to 8.8 billion (+15.1%).
The Banca Carige's economic results were positive over a half year characterised by an extremely complex economic environment: the downturn in the economic cycle continued, with a delay in the recovery of the production activity that had been expected, the drop in interest rates continued, causing a reduction of bank spreads and negative impacts on the profitability related to the traditional activities of loan brokerage; stock markets sagged during the entire first quarter of the year, and showed the first signs of a recovery only in the second quarter, without however showing a consistent trend of growth.
In the context of Banca Carige's brokerage activity during the half year, the total savings collected from the clients progressed by 2.8% and loans to the clients by 1.5%; a comparison with the same period of last year shows, however, growth of 9.6% in savings and of 15.1% in loans granted, thanks also to the positive contribution of the 42 branches acquired at the end of 2002 from the Capitalia group.
Direct collection, which amounts to 9.5 billion, increased by 3.3% over the half year (11.5% compared to the previous year; + 5% excluding the contribution of the former Capitalia subsidiaries), highlights a marked development of the medium and long term component, favoured by an intense bond placement activity carried out by the sales network, faced with a flexion of the short term component, in particular, in cash compared to the longer term component.

Indirect collection, which amounts to 12.8 billion, shows growth of 2.4% over the half year (8.3% compared to the previous year; +2.5% exclusive of former Capitalia branches) with a more marked development of managed savings (6.4 billion + 4.1%) than administered savings (6.4% billion, +0.9%). The managed sector was supported by the launch of products characterized by an extreme accessibility in terms of the initial investment, particularly recommended for the retail clientele sector and the proposal of products that combine yield opportunity with the guarantee of the capital.

Loans granted to the clients amount to 8.8 million, showing a growth of 1.5% over the half year (15.1% compared to the previous year; + 8.6% exclusive of former Capitalia branches), which are concentrated on the medium and long term sector, thanks to the good performance of the mortgage loan sector, which is still favoured by attractive conditions in terms of the cost of indebtedness.

Compared to the first half year of 2002, the profit and loss account shows a growth of the brokerage market in terms of the interest margin component and that of the revenues of the services, which largely compensates the dynamism of operating costs, related to the implementation of the process of development and growth of the Bank, which determine, after prudential provisions for credit risks, a growth in profits of ordinary activities of more than 8%.

During the half year, the process of the consolidation of acquisitions made continued with the purchase, in particular, of the 42 branches bought from the Capitalia group at the end of 2002. After the acquisition and opening during the half year of the Monza branch, the sales network expanded to 392 branches, spread over 12 regions and 51 provinces while at group level the network has 455 branches, which, together with the network of the insurance companies of the Group, allows coverage of the entire national territory. In the context of the Group's expansion via acquisitions, we wish to point out the signing in July with Cassa di Risparmio di Firenze SpA of the purchase of the holding Carinord 2 SpA, so that Banca Carige may directly control the Cassa di Risparmio di Carrara SpA, which, with its 31 branches, significantly increases the Group's territorial coverage in the north west of Tuscany and increases the number of the Group's branches to 486. The reorganization of the sales network continued during the half year for sectors for the clientele. The launch of ten other services for clientele with a strong private financial potential brought the number of operational hubs to 32 and the number of consultants specialised in this clientele sector to 32. Attention to the requirements of the clientele of companies, after Liguria, extended to Lombardy and to Piedmont and the financial consultancy department employees 60 consultants. In the context of distance operations, the automatic tellers in operation (455 at the end of June) and the number of POS in stores (10,726, i.e. an increase of 13.6% since the beginning of the year) are on the increase. The development of online services continued with growth of the number of contracts, which are close to 52,000 for more than 29,000 active clients on the Internet and more than 2.4 million transactions carried out on the web over the half year. The results achieved during the first half of the year and the successive development of the activity confirm the forecasts made in the budget at the beginning of the year. Compared to the previous year, the initial data on the development of the half yearly management of the bank and insurance companies of the group shows significant improvements in economic results. The Cassa di Risparmio di Savona SpA and Banca del Monte de Lucca SpA showed a net profit respectively of approximately 13.1 million and 1.3 million during the half year, which practically doubles the performances of the first half year of 2002. Similarly, Carige Assicurazioni SpA closed the first six months of the year with a net profit of approximately 1.7 million, almost 1.5 times the result of the same period last year, while Carige Vita Nuova Spa achieved a net half year profit of approximately 1.7 million, i.e. more than double that of the first half of the previous year.
Banca Carige stated that it would publish the half yearly report within 75 days following the end of the half year and opt for the right not to publish the quarterly report on 30 June 2003, as provided for under article 82, second paragraph, of the decision CONSOB N° 11971/1999.

Next September, Carige's Board of Directors shall approve the half yearly report of the Bank and the Group's consolidated report.

During its meeting on today's date, the Board of Directors also decided to convene the Extraordinary General Meeting of the Shareholders to deliberate on the proposal to grant the Board of Directors the right to issue ordinary shares and savings shares and/or convertible bonds, including subordinated bonds to the offer, as an option to the shareholders, in one or more tranches, for a period of five years and for a total maximum annual amount of € 250 millions.

The Board of Directors also expressed a favourable opinion on the possible implementation in the short term of the authorisation, if granted by the Shareholders' Meeting, after the necessary authorisations, to reinforce the Bank's assets for an actual counter value, extra premium included, for information, of approximately € 300 million by the issue of ordinary and saving shares and subordinated convertible bonds that will be proposed to shareholders as an option.
Genoa, 23 July 2003